

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Mark Scott
Chief Financial Officer
U.S. Rare Earths, Inc.
5600 Tennyson Parkway, Suite 190
Plano, TX 75024

      Re: U.S. Rare Earths, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed October 17, 2013
               File No. 000-31199

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you previously filed a definitive proxy on Schedule 14A on October 2, 2013. In your current preliminary proxy filed October 17, 2013 you state that this Notice and accompanying Proxy Statement replaces the Notice and Proxy Statement previously mailed to shareholders. Please tell us what you plan to do with the voted proxy cards from the previous mailing and how you believe this is consistent with Rule 14a-4(e) of the Exchange Act. Alternatively, consider revising your proxy to advise shareholders to send in a new proxy card and alerting them that if you do not receive a new proxy card, they will lose their vote on the proposal that has now divided into two proposals, and affirming that absent a revocation, old cards will be voted as directed. We note that your record and meetings dates remain the same.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        James F. Biagi, Esq.
        Fifth Avenue Law Group, PLLC